Exhibit 16
[Ernst & Young LLP Letterhead]
March 11, 2008
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549
Gentlemen:
We have read Item 4.01 of Form 8-K signed March 11, 2008, of Bank Mutual Corporation and are in agreement with the statements contained in paragraphs one, two and three on page 2 therein. We have no basis to agree or disagree with other statements of the registrant contained therein.
Regarding the registrant’s statement concerning the material weakness in internal control over financial reporting included in the third paragraph on page 2 therein, we had considered such matter in determining the nature, timing and extent of procedures performed in our audit of the registrant’s 2007 financial statements.
Ernst & Young LLP